UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Mark McGoldrick	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of December 16, 2011 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of November 2011, filed on Form 6-K with the United States Securities and Exchange Commission, as of September 30, 2011, there were 338,228,650 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.   Purpose of Transaction.

       Item 4 is hereby amended by adding the following after the fifth paragraph thereof:

       On December 16, 2011, the Reporting Person, on behalf of the Fund, delivered a notice (the “Requisition”) to the Company that requests and requisitions the directors of the Company to call a general meeting of shareholders of the Company pursuant to Section 167 of the Business Corporations Act (British Columbia), in order to:

       (a)           pass a special resolution (the “Director Removal Resolution”) removing each of Mr. Gerald Prosalendis and Mr. Giles Baynham as directors of the Company;

       (b)           if the Director Removal Resolution is passed, elect each of Mr. Stephen Lehner and Mr. Lorie Waisberg as new directors of the Company to hold office until the next annual meeting of the Company or until their successors are elected or appointed, by way of ordinary resolution;

       (c)           if the Director Removal Resolution is not passed, set the number of directors of the Company at 9, by way of ordinary resolution;

       (d)           if the Director Removal Resolution is not passed but the number of directors has been set at 9, elect each of Mr. Stephen Lehner and Mr. Lorie Waisberg as new directors of the Company to hold office until the next annual meeting of the Company or until their successors are elected or appointed, by way of ordinary resolution;

       (e)           consider a non-binding ordinary resolution that the Company adopt a policy that provides that any director be required to tender his or her resignation if such director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors;

       (f)           consider a non-binding ordinary resolution that the Company adopt a policy that provides that: (i) each of the Compensation Committee and the Nominating Committee appointed by the board must at all times be composed entirely of independent directors; and (ii) the chair of the board must be an independent director; where a director is independent if he or she would be independent for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices, as the same may be amended from time to time;

       (g)           amend the Company’s Stock Option Plan (the “Plan”), by way of ordinary resolution, in order to: (i) provide for limits on non-executive director participation under the Plan such that the aggregate number of common shares of the Company which may be reserved for issuance to the non-executive directors of the Company shall not exceed the lesser of: (x) a reserve of 1% of the number of common shares outstanding, together with other treasury-based equity compensation plans, if any, at any given point in time; and (y) an annual equity award value of CAD$100,000 per non-executive director; and (ii) require shareholder approval for changes to the Plan that increase the number of shares reserved for issuance under the Plan or Plan maximum; reduce the exercise price or cancel and reissue options or other entitlements of non-insider options; extend the term of options beyond the original expiry of non-insider options; permit options granted under the Plan to be transferable or assignable other than for normal estate purposes; or amend the Plan’s amendment provision;

       (h)           consider a non-binding ordinary resolution that the Company adopt a policy that provides that disinterested shareholder approval is required for all transactions which are an acquisition of a business or asset, amalgamation, arrangement, consolidation or other similar transaction involving the Company and a related party of the Company or a person that is a non-arm’s length party of the Company, whether or not there are also other parties to the transaction, involving aggregate consideration, paid or payable, insofar as it involves a related party or a non-arm’s length party, in excess of 10% of the Company’s market capitalization (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions);

       (i)           consider a non-binding ordinary resolution that the Company adopt a policy that provides that no person who is a relative of or resides in the same home as a director or officer of the Company may act as a director or officer of the Company or its affiliates, without prior approval by the independent directors; and

       (j)           consider such other business as may properly come before such meeting.

       The description of the Requisition set forth above is qualified in its entirety by reference to the complete Requisition which is attached to this Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.

       On December 16, 2011, the Reporting Person issued a press release regarding the Requisition.  A copy of the press release is attached to this Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following after the first paragraph thereof:

       7.2           Requisition, dated December 16, 2011, from the Reporting Person, on behalf of the Fund, to the Company.

       7.3           Press Release, dated December 16, 2011, issued by the Reporting Person, regarding the Requisition.

[signature follows on the next page]

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2011

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

By:	/s/ Mark McGoldrick
Mark McGoldrick Chief Investment Officer

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

EXHIBIT 7.2

REQUISITION DATED DECEMBER 16, 2011

REQUISITION FOR GENERAL MEETING

OF BAJA MINING CORP.

TO:	BAJA MINING CORP. (the “Corporation”) 500 - 200 BURRARD STREET VANCOUVER BC V6C 3L6
AND TO:	THE DIRECTORS OF THE CORPORATION

The undersigned, being the registered holder, as of the date hereof, in aggregate of at least 1/20th of the issued shares of the Corporation that carry the right to vote at general meetings of the Corporation, hereby requests and requisitions the directors of the Corporation to call a general meeting of the shareholders of the Corporation (the “Meeting”) pursuant to section 167 of the Business Corporations Act (British Columbia).

The Meeting is to be called for the transaction of the following business:

(a)
the passage of the following special resolution (the “Director Removal Resolution”):

“Each of Mr. Gerald Prosalendis and Mr. Giles Baynham is hereby removed from office as a director of the Corporation.”;

(b)
if the Director Removal Resolution is passed, the election of Mr. Stephen Lehner and Mr. Lorie Waisberg as new directors of the Corporation to hold office until the next annual meeting of the Corporation or until their successors are elected or appointed, by way of ordinary resolution;

(c)	if the Director Removal Resolution is not passed, the setting of the number of directors of the Corporation at 9, by way of ordinary resolution;

(d)
if the Director Removal Resolution is not passed but the number of directors has been set at 9, the election of Mr. Stephen Lehner and Mr. Lorie Waisberg as new directors of the Corporation to hold office until the next annual meeting of the Corporation or until their successors are elected or appointed, by way of ordinary resolution;

(e)
to consider a non-binding ordinary resolution that the Corporation adopt a policy that provides that any director be required to tender his or her resignation if such director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors;

(f)
to consider a non-binding ordinary resolution that the Corporation adopt a policy that provides that: (i) each of the Compensation Committee and the Nominating Committee appointed by the board must at all times be composed entirely of independent directors; and (ii) the chair of the board must be an independent director; where a director is independent if he or she would be independent for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices, as the same may be amended from time to time;

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(g)
the amendment of the Corporation’s Stock Option Plan (the “Plan”), by way of ordinary resolution, in order to: (i) provide for limits on non-executive director participation under the Plan such that the aggregate number of common shares of the Corporation which may be reserved for issuance to the non-executive directors of the Corporation shall not exceed the lesser of: (x) a reserve of 1% of the number of common shares outstanding, together with other treasury-based equity compensation plans, if any, at any given point in time; and (y) an annual equity award value of CAD$100,000 per non-executive director; and (ii) require shareholder approval for changes to the Plan that increase the number of shares reserved for issuance under the Plan or Plan maximum; reduce the exercise price or cancel and reissue options or other entitlements of non-insider options; extend the term of options beyond the original expiry of non-insider options; permit options granted under the Plan to be transferable or assignable other than for normal estate purposes; or amend the Plan’s amendment provision;

(h)
to consider a non-binding ordinary resolution that the Corporation adopt a policy that provides that disinterested shareholder approval is required for all transactions which are an acquisition of a business or asset, amalgamation, arrangement, consolidation or other similar transaction involving the Corporation and a related party of the Corporation or a person that is a non-arm’s length party of the Corporation, whether or not there are also other parties to the transaction, involving aggregate consideration, paid or payable, insofar as it involves a related party or a non-arm’s length party, in excess of 10% of the Corporation’s market capitalization (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions);

(i)
to consider a non-binding ordinary resolution that the Corporation adopt a policy that provides that no person who is a relative of or resides in the same home as a director or officer of the Corporation may act as a director or officer of the Corporation or its affiliates, without prior approval by the independent directors; and

(j)	such other business as may properly come before such meeting.

[Remainder of this page is intentionally left blank]

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DATED this 16th day of December, 2011

Name of Requisitioning Shareholder & Number of Shares	Mailing Address		Authorized Signature
Mount Kellett Master Fund II A L P	623 Fifth Avenue, 18th Floor	Per:	/s/ Jonathan Fiorello
67,421,117	New York, NY 10022		Name: Jonathan Fiorello Title: Authorized Signatory of Mount Kellett Capital Partners GP LLC

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EXHIBIT 7.3

PRESS RELEASE DATED DECEMBER 16, 2011

MOUNT KELLETT REQUISITIONS MEETING OF SHAREHOLDERS
OF BAJA MINING CORP.

Vancouver, BC – December 16, 2011 – Mount Kellett Capital Management LP (“Mount Kellett”) announces today that a fund it manages has requisitioned a meeting of the shareholders of Baja Mining Corp. (“Baja” or the “Corporation”; TSX: BAJ) pursuant to section 167 of the Business Corporations Act (British Columbia).  Mount Kellett controls 19.9% or 67,421,117 of the issued and outstanding shares of Baja.

The purpose of the requisition is to replace two of the Corporation’s existing directors with two new highly-qualified and independent directors, or, in the alternative, set the number of directors of the Corporation at nine and elect two new directors to the board.  In addition, Mount Kellett will be seeking shareholder approval of certain non-binding advisory resolutions intended to address serious investor concerns regarding the independence and corporate governance practices of the current Board of Directors of Baja (the “Board”).

Since its initial investment in Baja, Mount Kellett has become increasingly dissatisfied with the lack of alignment between the interests of the Board and the Corporation’s shareholders.  The requisition was delivered today after discussions with Baja proved to be unproductive.

In summary, the requisitioned meeting will consider the following business:

•	Change in Board - either remove two incumbent directors or increase the number of directors of Baja to nine to allow for the election of Messrs. Stephen Lehner and Lorie Waisberg to the Board;

•
Majority Voting Policy - a non-binding resolution that Baja adopt a majority voting policy requiring the resignation of any director who receives more “withheld” votes than “for” votes at a meeting where shareholders vote on the uncontested election of directors;

•
Good Governance - a non-binding resolution that Baja adopt a policy requiring that each of the Nominating Committee and the Compensation Committee be composed entirely of independent directors and that the Chair of the Board be independent;

•
Stock Option Plan Amendments - amendments to Baja’s stock option plan to provide for limits on non-executive director participation and to require shareholder approval for changes to the plan that increase the number of shares reserved for issuance, reduce the exercise price of non-insider options, permit options to be transferred or assignable, or amend the plan’s amendment provision;

•
Related Party Transactions - a non-binding resolution that Baja adopt a policy requiring disinterested shareholder approval for business acquisition transactions involving the Corporation and a related party of Baja or a person that is not arm’s length to Baja where the aggregate consideration is in excess of 10% of the Corporation’s market capitalization; and

•
Independence - a non-binding resolution that Baja adopt a policy that no person who is a relative of or resides in the same home as a director or officer of the Corporation may act as a director or officer of Baja or its affiliate without independent director approval.

Mount Kellett believes it is in the best interests of shareholders to have the new directors in place prior to the Corporation’s next annual general meeting, allowing for the newly constituted board's vision for Baja to be outlined to shareholders at that time.  As such, Mount Kellett has asked that the requisitioned meeting be held as soon as practicable. It has also engaged Kingsdale Shareholder Services Inc. as information agent and to assist in proxy solicitation for the requisitioned meeting.

Detailed information on the nominees of Mount Kellett and the purpose and history leading up to the requisition will be provided in Mount Kellett’s information circular, which will be mailed to shareholders prior to the requisitioned meeting and filed on SEDAR.

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

For further information:

Karen Chodzicki
Kingsdale Communications Inc.
Phone:  416-867-2335